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                                    Filed by Synopsys, Inc. Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                             Subject Company: IKOS Systems, Inc.
                                                    Commission File No.: 0-18623


                  SYNOPSYS CONFIRMS RECEIPT OF NOTICE FROM IKOS
                   REGARDING MENTOR GRAPHICS MERGER PROPOSAL

MOUNTAIN VIEW, Calif., March 5, 2002 - Synopsys, Inc. (Nasdaq:SNPS) today confirmed that it has received notice from IKOS Systems, Inc. (Nasdaq:IKOS), stating that IKOS desires to enter into a merger agreement with Mentor Graphics Corporation. Under the existing Synopsys-IKOS merger agreement, the delivery of this notice means that, subject to certain conditions, IKOS may be able to terminate the Synopsys - IKOS merger agreement after 6 p.m. PST on Monday, March 11, 2002.

Synopsys is reviewing the IKOS notice. Under the merger agreement, Synopsys has until 6 p.m. PST on Monday, March 11, 2002 to respond to IKOS' notice.

About Synopsys

Synopsys, Inc. (Nasdaq:SNPS), headquartered in Mountain View, Calif., creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.
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Synopsys is a registered trademark of Synopsys, Inc. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

Additional Information: In connection with the proposed merger, Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on Aug. 9, 2001, and Amendments No. 1 and No. 2 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus were filed on Oct. 18, 2001 and Feb. 8, 2002, respectively (Registration No. 333-67184), each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). At such time the SEC declares the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov.
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Free copies of the Registration Statement, Proxy Statement/Prospectus and
Synopsys' other filings may also be obtained by accessing Synopsys' web site at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, Calif. 94043, 650/584-5000. Free copies of the Proxy Statement/Prospectus and IKOS'


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other filings may also be obtained by accessing IKOS' web site at
http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, Calif. 95119, 408/284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.
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Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.